04053099

B.E. 6-30-04

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended June 30, 2004

or

☐ ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM ____ TO ____

Commission file number 0-11559

KEY TRONIC 401(k) RETIREMENT SAVINGS PLAN

(Full title of plan)

KEY TRONIC CORPORATION
4424 North Sullivan Road
P.O. Box 14687
Spokane Valley, WA 99216

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

KEY TRONIC 401(k) RETIREMENT SAVINGS PLAN

TABLE OF CONTENTS

BDO

BDO Seidman, LLP
Accountants and Consultants

601 W. Riverside Avenue, Suite 900
Spokane, Washington 99201-0611
Telephone: (509) 747-8095
Fax: (509) 747-0415

Report of Independent Registered Public Accounting Firm

To the Participants and Administrative Committee of the Key Tronic 401(k)
Retirement Savings Plan
Spokane Valley, Washington

We have audited the accompanying statement of net assets available for benefits of the Key Tronic 401(k) Retirement Savings Plan (the "Plan") as of June 30, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). These standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits as of June 30, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets Held for Investment Purposes at End of Year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

BDO Seidman, LLP

November 12, 2004
Spokane, Washington

Statements of Net Assets Available for Benefits

June 30,	2004	2003
Investments, at fair market value (Notes 3 and 4):		
Money market funds	$ 1,608,622	$ 1,978,550
Mutual funds	12,275,528	9,609,615
Key Tronic Corporation common stock	2,388,089	1,874,709
Participant directed brokerage accounts	489,641	182,912
Participant loans receivables	427,198	406,352
Total investments	17,189,078	14,052,138
Receivables:		
Employer's contributions	-	9,722
Participants' contributions	-	20,687
Total receivables	-	30,409
Payables:		
Accrued liability to plan sponsor	(6,146)	-
Net assets available for benefits	$17,182,932	$14,082,547

See accompanying notes to the financial statements.

Statements of Changes in Net Assets Available for Benefits

Year ended June 30,	2004	2003
Additions to (deductions from) net assets attributed to:		
Investment income (loss):		
Net appreciation (depreciation) in fair value of investments:		
Mutual funds	$ 1,805,308	$ (5,510)
Key Tronic Corporation common stock	757,647	1,116,421
Participant directed brokerage accounts	31,131	40,938
Interest:		
Money market funds	10,275	23,565
Participant loans receivable	27,054	31,350
	2,631,415	1,206,764
Contributions:		
Employer's	354,468	380,263
Participants'	1,018,820	757,405
	1,373,288	1,137,668
Total additions to net assets	4,004,703	2,344,432
Deductions from net assets attributed to:		
Benefits paid to participants	896,494	993,381
Administrative expenses	7,824	8,052
Total deductions from net assets	904,318	1,001,433
Net increase in net assets	3,100,385	1,342,999
Net assets available for benefits:		
Beginning of year	14,082,547	12,739,548
End of year	$17,182,932	$14,082,547

See accompanying notes to the financial statements

1. Plan Description

The following summary description of the Key Tronic 401(k) Retirement Savings Plan (the Plan) provides general information only. Participants should refer to the Plan document for more complete information.

General

The Plan is a defined contribution plan established by Key Tronic Corporation (the Company or the Employer) effective July 1, 1993, as a merger of the Key Tronic Corporation Employee Stock Ownership Plan (ESOP) into the Key Tronic Corporation Variable Investment Plan. The Plan, which is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and all subsequent statutory revisions thereto, was created for the benefit of all eligible employees of the Company and subsidiaries. Effective July 1, 2003, the Plan became what is known as a Safe Harbor 401(k) plan. A Safe Harbor Plan complies with Code Section 401(k)(12) which permits the Plan to automatically meet the nondiscrimination requirements of the Code, therefore eliminating annual nondiscrimination testing of salary deferral and matching contributions.

Eligibility

Employees that are U.S. citizens are eligible to participate after completing one hour of service. Participation in the Plan will then begin on the first day of the month following the date of hire. Leased employees and certain employees covered by a collective bargaining agreement are ineligible for Plan participation.

Contributions

Participants make voluntary tax-deferred contributions to the Plan through payroll deductions of up to 50% of compensation each pay period, providing that the contributions in any calendar year do not exceed the IRS calendar year limit. The Company will make voluntary matching contributions of 100% of the first 3% of participant contributions and 50% of the next 2% of participant contributions. A participant who receives a qualified distribution from another qualified plan may make a rollover contribution to the Plan provided that certain conditions are met.

Participant Accounts
Individual accounts are maintained for each participant. Participants may designate that their contributions and account balances be invested in any combination of several available investment alternatives. Each participant's account is credited with the participant's contribution, the Employer's matching contribution, and Plan earnings. Plan earnings are directly credited to participant accounts.

Participant Loans Receivable
Participants may borrow a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Participants may have only one loan outstanding at a time. Loan transactions are treated as a transfer between the investment accounts and the participant loans account. Loan terms range from one to five years or up to ten years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates at the loan origination date (which approximate prime plus 1%), as determined by the Plan administrator. Interest rates outstanding at June 30, 2004, range from 5.25% to 10.50%. Principal and interest are paid ratably through payroll deductions. Additional payments may be made at any time by check.

Vesting
All participants are immediately 100% vested in both employee and employer contributions.

Distribution of Benefits
Participants are eligible to receive benefits upon termination of employment, attaining the age of 59½, or as hardship withdrawals subject to certain requirements. The account balance of a participant who dies while an employee of the Company will be paid to the participant's designated beneficiary. Benefits are paid under various options as defined in the Plan.

Administrative Expenses
The majority of fees and expenses incurred for administration of the Plan are paid by the Company. Participants are charged a fee for certain services such as loan processing.

Administration of the Plan

The Plan is administered by the employer in the form of an administrative committee consisting of management personnel. JP Morgan/American Century Services Corporation and UMB Bank, N.A. holds and invests Plan assets in accordance with directions from the administrative committee. Records of participant account activity are processed and maintained by JP Morgan American Century Services Corporation, which also performs other administrative support services for the Plan.

2. Summary of Accounting Policies

Basis of Accounting

The financial statements of the Key Tronic 401(k) Retirement Savings Plan (the Plan) are prepared under the accrual method of accounting.

Investments

Investments in mutual funds, money market funds and participant directed brokerage accounts are reported at quoted market value. Realized gains and losses on the sale of these investments are recognized on the average cost method. Participant loans are valued at cost, which approximates fair value. The net appreciation or depreciation in the fair value of investments presented in the statement of changes in net assets available for plan benefits represents the realized gains and losses on sales and the unrealized appreciation and depreciation in the fair value of investments.

Payment of Benefits

Benefits are recorded when paid.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make significant estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options in any combination of money market funds, mutual funds, Company stock and self-directed brokerage accounts. Investment securities of these types are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the financial statements.

3. Investments

The fair market value of individual investments that represent 5 percent or more of the Plan's net assets are as follows:

June 30,	2004	2003
American Century Equity Index	$2,493,685	$2,102,533
Key Tronic Corporation Common Stock	2,388,089	1,874,709
American Century Income & Growth Fund	2,347,775	1,832,847
American Century Ultra Fund	1,949,483	1,624,872
American Century Prime Money Market Fund	1,608,622	1,978,550
American Century Value Fund	1,528,358	967,602
American Century Strategic Allocation: Moderate	1,148,411	909,423
American Century International Growth Fund	988,190	714,247
American Century Diversified Bond Fund	479,025	714,099

4. Party-in-Interest

Certain Plan investments are shares of mutual funds managed by JP Morgan/American Century. JP Morgan/American Century holds and invests the Plan's assets and therefore, these transactions qualify as party in interest transactions. In addition, the investments in the Company's common stock are also considered party in interest transactions.

5. Termination of the Plan

Although it has not expressed intent to do so, the Employer has the right to discontinue contributions and terminate the Plan by action of the Board of Directors, subject to the provisions of ERISA. Upon termination, all assets remaining in the Plan will be distributed to the participants in accordance with participant account values as of the date of termination.

6. Tax Status

The Internal Revenue Service has determined and informed the Employer by a letter dated January 14, 2003, that the Plan was designed in accordance with the applicable requirements of the Internal Revenue Code.

Supplemental Schedule

Key Tronic
401(k) Retirement Savings Plan

Schedule of Assets Held for Investment Purposes at End of Year
June 30, 2004

EIN: 91-0849125
Plan Number: 001

(a)	(b) Identity of Issuer, Borrower Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
*	JP Morgan American Century	Equity Index	a	$ 2,493,685
*	JP Morgan American Century	Income & Growth Fund	a	2,347,775
*	JP Morgan American Century	Ultra Fund	a	1,949,483
*	JP Morgan American Century	Prime Money Market Fund	a	1,608,622
*	JP Morgan American Century	Value Fund	a	1,528,358
*	JP Morgan American Century	Strategic Allocation: Moderate	a	1,148,411
*	JP Morgan American Century	International Growth Fund	a	988,190
*	JP Morgan American Century	Strategic Allocation: Aggressive	a	583,603
*	JP Morgan American Century	Diversified Bond Fund	a	479,025
*	JP Morgan American Century	Equity Income Fund	a	434,903
*	JP Morgan American Century	Strategic Allocation: Conservative	a	226,575
	Royce Funds	Royce Premier Fund	a	95,520
	Various	Securities Held by Charles Schwab	a	489,641
*	Key Tronic Corporation	Common stock	a	2,388,089
*	Participant Loans	Interest rates from 5.25 to 10.50 percent due at various dates through 2014		427,198
				$17,189,078

* Party-in-Interest

(a) The cost of participant–directed investments is not required to be disclosed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee, responsible for administration of the Key Tronic 401(k) Retirement Savings Plan has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Spokane, State of Washington, on December 23, 2004.

KEY TRONIC 401(k) RETIREMENT SAVINGS PLAN

By Ronald F. Klawitter

Name: Ronald F. Klawitter
Title: Member of Plan Administrative Committee

BDO

BDO Seidman, LLP
Accountants and Consultants

601 W. Riverside Avenue, Suite 900
Spokane, Washington 99201-0611
Telephone: (509) 747-8095
Fax: (509) 747-0415

Exhibit 23.1

Consent of Registered Public Accounting Firm

Key Tronic Corporation
Spokane Valley, Washington

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 of our report dated November 12, 2004, relating to the financial statements and supplemental schedule of Key Tronic 401(k) Retirement Savings Plan appearing in the Plan's Annual Report on Form 11-K for the year ended June 30, 2004.

BDO Seidman, LLP

Spokane, Washington
December 22, 2004